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                     Oregon Trail Ethanol Coalition, L.L.C.
                               102 West 6th Street
                            Davenport, Nebraska 68335
                                 (402) 364-2591





VIA EDGAR AND FACSIMILE

June 2, 2003

Securities and Exchange Commission
450 Fifth Street N.W.
Judiciary Plaza
Washington, D.C.  20549-1004

     Re:  Oregon Trail Ethanol Coalition, L.L.C.
          Registration Statement on Form SB-2
          File No. 333-104923

Ladies and Gentlemen:

     Pursuant to Rule 477(a) and (c) of the Securities Act of 1933, as amended, ("the Act") Oregon Trail Ethanol Coalition, L.L.C. (the "Company") hereby respectfully requests the withdrawal of the registration statement ("Registration Statement") filed with the Securities and Exchange Commission (the "Commission") on May 1, 2003 and declared effective by the Commission on May 7, 2003.

     In light of current market conditions, the Company has determined not to proceed with the public offering contemplated by the Registration Statement at this time. No securities were sold in connection with the Registration Statement. The Company may undertake a subsequent private offering of equity securities in the future in reliance upon Rule 155(c) of the Act.

     The Company further requests:

     1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

     2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."

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     Pursuant to Rule 461 of the Act, we request that the effective date of this
Request for Withdrawal be accelerated to Wednesday, June 5, 2003, at 5:00 p.m. EST, or as soon thereafter as practicable.

     The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Registrant's legal counsel, Victoria H. Finley of Baird Holm Law Firm, at (402) 231-8556.

     If you have any questions regarding this application for withdrawal, please contact Victoria H. Finley, at (402) 636-8254 or in her absence, Dennis J. Fogland at (402) 636-8264.

                                          OREGON TRAIL ETHANOL COALITION, L.L.C.



                                          By:      /s/ Mark L. Jagels
                                                 -------------------------------

                                          Title:   Chairman of the Board
                                                 -------------------------------